TRUIST HH

September 16, 2024

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Withdrawal of Principal-Form SBSE-A

To whom it may concern:

An individual that served as a Principal of the Truist Security-Based Swap Dealer has retired from Truist and is being removed as Principal. The individual is:

Patrick C. Graney, III, NFA ID 524986.

The termination date is August 31, 2024.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606